Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Singapore, 13 August 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today reported financial results for the quarter ended 30 June 2019 and provided an update on its clinical activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “ASLAN made significant progress through the second quarter of this year, highlighted by our agreement with K-MASTER investigating varlitinib in metastatic gastric cancer patients, updated results from the ongoing clinical program studying ASLAN003 in AML, as well as results from our ASLAN004 single ascending dose study supporting differentiation versus other IL4/IL13 receptor inhibitors. Based on this exciting new data, we amended the agreement with CSL Limited to include full global rights to develop, manufacture, and commercialise this first in class therapeutic antibody for atopic dermatitis and other indications. Looking forward to the remainder of the year, we await topline data from our pivotal TreeTopp trial as second line treatment for biliary tract cancer, in the fourth quarter.”

Second quarter 2019 and recent business highlights

Clinical development Varlitinib

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Signed an agreement with the Korean Cancer Diagnosis & Treatment Enterprise (K-MASTER) to investigate varlitinib in a phase 1b/2 multi-centre umbrella study to evaluate the safety and efficacy of varlitinib in combination with weekly paclitaxel as a second-line treatment in HER1/HER2 co-expressing advanced or metastatic gastric cancer patients. The open label, multi-centre study will recruit approximately 400 patients, divided between four experimental arms and a common control arm based on biomarker profiling.

ASLAN003

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The first part of a phase 2 clinical trial with ASLAN003 in patients with advanced relapsed/refractory acute myeloid leukaemia (AML) was fully recruited and four doses of ASLAN003 (100mg QD, 200mg QD, 100mg BID and 200mg BID) have been tested as monotherapy. Significant reductions in peripheral blood blast cells        of up to 98% and fast onset of blast cell reduction were observed in a number of patients. ASLAN003 has been well-tolerated in AML patients with only one patient out of 24 experiencing febrile neutropenia and tumor lysis syndrome, which were classified as drug-related serious adverse events. ASLAN is now evaluating next steps in the development of ASLAN003.

ASLAN004

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Completed a single ascending dose (SAD) study testing ASLAN004 in healthy volunteers and announced the updated data from the second part of the study that tested a subcutaneous formulation of ASLAN004. The results from the single ascending dose study confirmed ASLAN004’s favourable tolerability profile, complete inhibition of downstream mediators and potential for monthly dosing.

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Amended license agreement with CSL Limited (CSL) so that ASLAN has full global rights to develop, manufacture and commercialise ASLAN004 in all indications. The amended agreement replaces the licensing agreement ASLAN and CSL signed in May 2014. Under the terms of the amended agreement,

ASLAN will make a first payment of US$30 million to CSL upon commencement of a phase 3 study of ASLAN004. CSL is also eligible to receive up to US$95 million of regulatory milestones, US$655 million of sales milestones and tiered royalties on net sales between mid-single digits and 10%.

Corporate updates

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Elected Andrew Howden as non-executive Chairman of the Board. Dr Carl Firth, who has held the positions of Chairman and CEO since founding the company in 2010, will continue to serve as CEO and as a Director. This planned separation of the Chairman and CEO roles was conducted to align to best corporate governance practices.

Anticipated upcoming milestones

•	Presentation of new phase 1 data for varlitinib in combination with mFOLFIRI chemotherapy in advanced solid tumours at the European Society for Medical Oncology (ESMO) Congress 2019 in late September.
•	Initiation of a multiple ascending dose trial for ASLAN004 in patients with moderate to severe atopic dermatitis in the second half of 2019.
•	Topline global pivotal trial (TreeTopp) data on varlitinib as second line treatment for biliary tract cancer in the fourth quarter of 2019.

Second quarter 2019 financial results

•	Cash used in operations for the quarter ended 30 June 2019 was US$6.5 million compared to US$10.0 million in the same period in 2018.
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Research and development (R&D) expense was US$5.3 million and general and administrative (G&A) expense was US$1.9 million for the second quarter of 2019, compared to US$8.3 million and US$3.1 million, respectively, in the same period in 2018. The decrease in R&D expense was due to the completion of clinical studies and lower manufacturing expenses. The decrease in G&A expense in the period resulted from the restructuring implemented in January 2019.

•	Net loss for the second quarter of 2019 was US$7.9 million compared to a net loss of US$11.0 million for the second quarter of 2018.
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Cash, cash equivalents and short-term investments totaled US$15.1 million as of 30 June 2019 compared to US$28.9 million as of 31 December 2018. Weighted average shares outstanding for the second quarter of 2019 was 160.2 million compared to 147.9 million for the second quarter of 2018. One American Depositary Share is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited Consolidated Balance Sheet1 (in US dollars, unaudited)

	June 30, 2019	June 30, 2018
ASSETS	Amount	Amount
CURRENT ASSETS
Cash and cash equivalents	$15,050,131	$44,952,396
Prepayments	144,606	198,043
Total current assets	15,194,737	45,150,439
NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	60,004	-
Financial assets at fair value through other comprehensive income	187,244	-
Property, plant and equipment	99,119	396,906
Right-of-use assets	862,009	-
Intangible assets	23,078,202	23,083, 850
Refundable deposits	143,790	191,739
Total non-current assets	24,430,368	23,645,495
TOTAL	$39,625,105	$68,795,934
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$3,573,561	$3,354,095
Other payables	2,163,399	2,388,089
Lease liabilities – current	239,362	-
Total current liabilities	5,976,322	5,742,184
NON-CURRENT LIABILITIES
Long-term borrowings	14,275,109	9,715,329
Lease liabilities - non-current	626,225	-
Other non-current liabilities	327,777	486,000
Total non-current liabilities	15,229,111	10,201,329
Total liabilities	21,205,433	15,943,513
EQUITY
Ordinary shares	51,627,219	51,587,993
Capital surplus	111,536,320	111,334,877
Accumulated deficits	(144,743,867)	(110,070,449)
Total equity	18,419,672	52,852,421
TOTAL	$39,625,105	$68,795,934

ASLAN Pharmaceuticals Limited

Consolidated statements of comprehensive income1 (US dollars, unaudited)

	Three Months Ended 30 June		Six Months Ended 30 June
	2019	2018	2019	2018
SALES	$-	$-	$3,000,000	$-
OPERATING EXPENSES	-	-	(425,000)	-
GROSS PROFIT	-	-	2,575,000	-
General and administrative	$(1,885,444)	$(3,064,060)	(4,141,805)	$(5,871,931)
Research and development	(5,288,633)	(8,322,539)	(9,738,165)	(13,945,341)
Total operating expenses	(7,174,077)	(11,386,599)	(13,879,970)	(19,817,272)
LOSS FROM OPERATIONS	(7,174,077)	(11,386,599)	(11,304,970)	(19,817,272)
NON-OPERATING INCOME AND
EXPENSES
Interest income	75,187	72,303	144,211	133,850
Other gains and losses	(157,789)	392,863	(237,344)	130,437
Finance costs	(202,206)	(112,186)	(401,906)	(224,461)
TOTAL NON-OPERATING INCOME AND EXPENSES	(284,808)	352,980	(495,039)	39,826
LOSS BEFORE INCOME TAX	(7,458,885)	(11,033,619)	(11,800,009)	(19,777,446)
INCOME TAX EXPENSE	(472,082)	(9,742)	(475,000)	(9,742)
NET LOSS FOR THE PERIOD Items that will not be reclassified	(7,930,967)	(11,043,361)	(12,275,009)	(19,787,188)
subsequently to profit or loss:
Exchange differences arising on translation to the presentation currency	-	-	-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(7,930,967)	$(11,043,361)	$(12,275,009)	$(19,787,188)
LOSS PER SHARE
Basic	$(0.05)	$(0.07)	$(0.8)	$(0.14)
Avg. Shares Outstanding (in thousand)	160,249	147,931	160,249	139,079

1 Financial statements in US dollars are prepared by the company

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl Westwicke Partners Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.